SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 7, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 7, 2008

TAM and LAN Implement Agreement to Benefit Frequent Flyers

Passengers can accumulate and redeem points in the TAM Fidelidade Program as well as using LANPASS on the airlines’ domestic and international flights

São Paulo, May 07, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) and LAN have initiated a partnership that allows customers to accumulate and redeem points for the TAM Fidelidade Program and obtain the same benefit for LANPASS in domestic and international flights operated by the two airlines. The integration of the frequent flyer programs comprises part of the agreement between TAM and LAN signed last year, with the aim of expanding services offered to passengers.

With this partnership, TAM passengers can use points accumulated through the TAM Fidelidade Program to travel on any domestic or international flight operated by the LAN Alliance. In the same manner, LANPASS participants can avail themselves of this benefit on all domestic and international TAM flights.

TAM and LAN have had a codeshare agreement since 2007. This agreement allows passengers to travel to a variety of destinations in South America with one single ticket from start to finish, checking baggage through to the final destination.

Paulo Castello Branco, TAM Vice President for Planning and Alliances, says that the integration of the TAM Fidelidade Program and LANPASS is sure to stimulate passenger traffic on the continent even more. “This partnership will bring immediate benefits to passengers, who will now have all the advantages offered by TAM and LAN via their frequent flyer programs,” he says. The agreement reinforces TAM’s strategy of establishing partnership with the world’s leading airlines.

TAM became a pioneer in Brazil’s airline industry with the launch of its Fidelidade frequent flyer program. As of today, the company has more than 4.5 million members, and has by now issued more than 5.2 million tickets for frequent flyer points.

The LANPASS program has been in existence since 1985 and currently has 2.8 million members.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (55) (11) 3594-0302 / 0304 / 0305

About TAM --
TAM (http://www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed March 2008 with a 51.4% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM's international market share was 68.9% in March. Its international operations include direct flights to 17 destinations in the U.S., Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay) and Caracas (Venezuela). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe

About LAN –
LAN Airlines is one of the leading companies of Latin America. The LAN Alliance consists of LAN Airlines, LAN Express, LAN Peru, LAN Ecuador and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 14 destinations in Chile, 12 in Peru, 10 in Argentina, two in Ecuador, 15 destinations in other countries in Latin American and the Caribbean, three in the United States, two in Europe and four locations in the South Pacific, as well as 58 additional international destinations through various code-share agreements. At present, the LAN Alliance has 72 passenger aircraft and 9 dedicated cargo planes. LAN Airlines is a member of OneWorld ™. It has bilateral commercial agreements with American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information, visit www.lan.com or www.oneworldalliance.com.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.